UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________________________________________
SCHEDULE TO
(Rule 13e-4) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
________________________________________________________________________________________
Socket Mobile, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________________________________________________________________________________
Options to Purchase Common Stock, $0.001 par value (Title of Class of Securities)
________________________________________________________________________________________
83368E200
(CUSIP Number of Class of Securities' Underlying Common Stock)
________________________________________________________________________________________

Kevin J. Mills
President and Chief Executive Officer
Socket Mobile, Inc.
39700 Eureka Drive
Newark, CA 94560
(510) 933-3000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

________________________________________________________________________________________
Copies to:
Herbert P. Fockler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,692,335	$120.66

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 708,090 shares of common stock of Socket Mobile, Inc. having an aggregate value of $1,692,335 as of June 1, 2010 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	[ ]

This Tender Offer Statement on Schedule TO relates to an offer by Socket Mobile, Inc., a Delaware corporation ("Socket" or the "Company"), to exchange for new options to purchase shares of the Company's common stock under modified vesting terms (the "Exchange Offer") all outstanding options, whether vested or unvested, held by Eligible Participants (as defined below) that were granted prior to January 1, 2009 under the Company's 2004 Equity Incentive Plan, 1999 Nonstatutory Stock Option Plan or Amended and Restated 1995 Stock Plan (the "Eligible Options").

Eligible Options may be exchanged for new options that will be granted under the Company's 2004 Equity Incentive Plan (the "New Options"), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated June 3, 2010 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), and (ii) the Election Form, attached hereto as Exhibit (a)(1)(C). These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents." An "Eligible Participant" refers to all U.S. based employees, officers, directors and consultants of the Company who are employed or in the service of the Company at the time of this offer and who remain employed or in the service of the Company through the New Option Grant Date (as defined in the "Offer to Exchange").

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Socket Mobile, Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company's principal executive office is 39700 Eureka Drive, Newark, CA 94560, and the telephone number at that address is (510) 933-3300. The information set forth in the Offer to Exchange under the caption "The Offer-Information concerning Socket Mobile" is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on and be equal to the number of shares subject to Eligible Options tendered by Eligible Participants and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions "Summary Term Sheet" and "Risks of Participating in the Offer," and in the sections under the caption "The Offer" titled "Participation in Exchange; Number of Shares Subject to New Options; Expiration Date," "Acceptance of options for exchange and issuance of New Options," and "Source and amount of consideration; terms of New Options," is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption "The Offer-Price range of shares underlying the options" is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer, Socket Mobile, Inc. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under the caption "Summary Term Sheet" and in the sections under the caption "The Offer" titled "Eligibility," "Participation in Exchange; Number of Shares Subject to New Options; Expiration Date," "Purpose of the offer," "Procedures for electing to exchange options," "Withdrawal rights and change of election," "Acceptance of options for exchange and issuance of New Options," "Conditions of the offer," "Price range of shares underlying the options," "Source and amount of consideration; terms of New Options," "Status of options acquired by us in the offer; accounting consequences of the offer," "Legal matters; regulatory approvals," "Material U.S. federal income tax consequences," and "Extension of offer; termination; amendment," is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under the caption "The Offer-Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company's Securities.

The information set forth in the Offer to Exchange under the caption "The Offer-Interests of directors and Executive Officers; transactions and arrangements concerning the options" is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibit (d) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under the captions "Summary Term Sheet" and "The Offer-Purpose of the offer" is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions "The Offer-Acceptance of options for exchange and issuance of New Options" and "The Offer-Status of options acquired by us in the offer; accounting consequences of the offer" is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under the caption "The Offer-Purpose of the offer" is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under the caption "The Offer-Source and amount of consideration; terms of New Options" is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under the caption "The Offer-Conditions of the offer" is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under the caption "The Offer-Interests of directors and Executive Officers; transactions and arrangements concerning the options" is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under the caption "The Offer-Interests of directors and Executive Officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions "The Offer-Information concerning Socket Mobile," "The Offer-Financial statements" and "The Offer-Additional information" is incorporated herein by reference. The Company's Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions "The Offer-Interests of directors and Executive Officers; transactions and arrangements concerning the options" and "The Offer-Legal matters; regulatory approvals" is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated June 3, 2010.

(a)(1)(B)	Form of E-Mail Announcement of Offer to Exchange (from Kevin J. Mills, CEO).

(a)(1)(C)	Election Form.

(a)(1)(D)	Confirmation E-mail/ Letter to Employees who Elect to Participate in the Exchange Program.

(a)(1)(E)	Form of Reminder E-mail/ Letter.

(a)(1)(F)	Stock Option Agreement.

(b)	Not applicable.

(d)(1)	The Socket Mobile, Inc. 2004 Equity Incentive Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 5, 2010.

(d)(2)	The Socket Mobile, Inc. 1999 Nonstatutory Stock Option Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB, filed with the SEC on August 16, 1999.

(d)(3)	The Socket Mobile, Inc. Amended and Restated 1995 Stock Plan, incorporated herein by reference to Exhibit 10.15 (Amendment No. 1) filed with the Company's Annual Report on Form 10-KSB filed on March 30, 1998.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: June 3 , 2010	SOCKET MOBILE, INC. /s/ Kevin J. Mills Kevin J. Mills President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(B)	Form of E-Mail Announcement of Offer to Exchange (from Kevin J. Mills, CEO).

(a)(1)(C)	Election Form.

(a)(1)(D)	Confirmation E-mail/ Letter to Employees who Elect to Participate in the Exchange Program.

(a)(1)(E)	Form of Reminder E-mail/ Letter.

(a)(1)(F)	Stock Option Agreement.

(b)	Not applicable.

(d)(1)	The Socket Mobile, Inc. 2004 Equity Incentive Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 5, 2010.

(d)(2)	The Socket Mobile, Inc. 1999 Nonstatutory Stock Option Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB, filed with the SEC on August 16, 1999.

(d)(3)	The Socket Mobile, Inc. Amended and Restated 1995 Stock Plan, incorporated herein by reference to Exhibit 10.15 (Amendment No. 1) filed with the Company's Annual Report on Form 10-KSB filed on March 30, 1998.

(g)	Not applicable.

(h)	Not applicable.